Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED JUNE 24, 2014

TO PROSPECTUS DATED APRIL 18, 2014

This sticker supplement is part of, and should be read in conjunction with our prospectus dated April 18, 2014 and the sticker supplements dated April 23, 2014, May 9, 2014 and May 13, 2014. Capitalized terms have the same meanings as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” and the “Company” means CNL Healthcare Properties, Inc., CHP Partners, LP, a wholly-owned subsidiary and our operating partnership, and/or our other subsidiaries or affiliates. The information contained herein is presented as of June 24, 2014.

PROSPECTUS SUMMARY

The paragraph entitled “South Bay II Communities” under the heading “Pending Portfolio Acquisitions” in the section entitled “PROSPECTUS SUMMARY” on page 8 of the prospectus is deleted in its entirety and the following information is added.

Hospital Portfolio – Probable Acquisition

CHP Partners, LP, our operating partnership, entered into purchase and sale agreements (collectively, the “Related Purchase Agreements”), each dated as of May 13, 2014 (the “Effective Date”), relating to the acquisition of a fee simple interest in the land and all of the buildings, structures, fixtures and other improvements located thereon, constituting a portfolio of three post-acute care rehabilitation hospitals for an aggregate purchase price of approximately $68.0 million (the “Rehabilitation Hospitals”), and two acute care surgical hospitals for an aggregate purchase price of approximately $63.1 million (the “Surgical Hospitals,” and collectively with the Rehabilitation Hospitals, the “Hospital Portfolio”). None of the Sellers of the Hospital Portfolio are affiliated with us or our advisor.

On June 17, 2014, we determined that the acquisition of the Hospital Portfolio was probable due to the expiration of the due diligence period, the approval of the acquisitions by our board of directors and our earnest money deposit with respect to such properties becoming non-refundable.

The Rehabilitation Hospitals will be our first investment in inpatient rehabilitation facilities; and the acquisition of the Hospital Portfolio, as a whole, is consistent with our targeted investment strategy of expanding the diversity of our healthcare assets into the acute and the post-acute care sectors. We believe that the locations of the Hospital Portfolio facilities have favorable market demographics and healthcare payer mixes. The operators and the recent construction of the facilities were also favorable considerations in our selection of the Hospital Portfolio.

The Hospital Portfolio is composed of four single tenant buildings and one multi-tenant building having an aggregate of 295,304 square feet and 180 beds. The average age of the facilities is five years. All five facilities are subject to long term triple net leases with an average remaining lease term of greater than ten years and an average annual rent growth of 3%. The following table sets forth the names and locations of the facilities comprising the Hospital Portfolio, their respective numbers of beds, years constructed, purchase prices, and the identities of the sellers of each of the facilities (collectively, the “Sellers”):

Names & Locations of Facilities	Number of Beds	Year Built	Approximate Purchase Price (in millions)	Sellers
Mercy Rehabilitation Hospital Oklahoma City, OK	50	2012	$25.5	TST Oklahoma City, LLC
Desert Canyon Rehabilitation Hospital Las Vegas, NV	50	2007	$22.3	TST Las Vegas City, LLC
St. Joseph Rehabilitation Hospital Mishawaka, IN	40	2009	$20.2	TST Mishawaka IRF, LLC
Victory Surgical Hospital - Beaumont Beaumont, TX	17	2013	$33.6	Beaumont Surgical Hospital Partners, LLC
Victory Surgical Hospital – Mid-Cities Hurst, TX	23	2012	$29.5	Hurst Hospital Partners, LLC

Totals:	180	—	$131.1	—

We plan to finance approximately $85.5 million of the acquisition costs of the Hospital Portfolio, which may include a draw on amounts available under our revolving line of credit with Keybank, N.A.; and we will fund the balance with cash, including available amounts raised in our public offering of common stock. An investment services fee of approximately $2.4 million will be payable to our advisor, CNL Healthcare Corp., upon the closing of the acquisition.

The acquisition of the Hospital Portfolio is subject to the fulfillment of various customary conditions precedent. There can be no assurance that any or all of the conditions to closing will be satisfied. Assuming the satisfaction or waiver of all outstanding contingencies, the following table sets forth the anticipated closing schedule for the Hospital Portfolio:

CLOSING DATES

Facilities	Closing Schedule
Rehabilitation Hospitals	July 1 to July 31, 2014
Surgical Hospitals	August 1 to September 1, 2014

Upon closing, we plan to engage the services of Holladay Properties and Lincoln Harris Healthcare Group, third party operators, to manage the facilities in the Hospital Portfolio.

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